UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-____________.]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date 21 March 2005	By /s/ Jeffrey Cheung
	Name:	Jeffrey Cheung
	Title:	Deputy Director-Finance

KCRC announces 2004 annual results
and the launch of monthly pass scheme for East Rail

     (21 March 2005, Hong Kong) The Kowloon-Canton Railway Corporation (KCRC) today announced its annual results of 2004. Both its total patronage and total recurrent revenue achieved record high, with growth rates at 20.1% and 12.4% respectively.

     Total patronage increased from 1,131,800 daily passenger trips in 2003 to 1,354,800 trips a day on average for the whole year mainly due to the increase in patronage of West Rail, the opening of the new Tsim Sha Tsui Extension and Ma On Shan Rail in October and December respectively.

     For the new lines, the Corporation’s main focus last year was on building patronage numbers. As a result of vigorous improvements in connectivity and accessibility, the launch of various concession schemes and promotional events throughout the year, West Rail’s daily patronage has increased over 70% to about 173,000 by December. The East Tsim Sha Tsui Station currently handles some 68,000 passengers a day while Ma On Shan Rail is now carrying an average of about 92,000 passengers a day.

     East Rail benefited from the further expansion of the Mainland’s Frequent Individual Traveller Scheme, major station improvements projects at Lo Wu and Kowloon Tong, and an increase in the number of intercity through trains. East Rail’s domestic patronage increased by 5.3% to an average of 566,000 passenger trips a day. Its share of the domestic market for North East New Territories to urban journeys remained relatively unchanged at around 40%.

     In the cross-boundary market, the Corporation continued to suffer from severe competition from direct coaches. Our market share fell significantly from 68.6% in 2003 to 61.2% last year with an average of 232,500 passengers a day.

     With respect to Intercity Passenger Services, the increases in the number of trains and extended operating hours have led to higher patronage and a greater market share. The average daily passengers increased by 37.5% to 8,000. The Guangzhou-Kowloon Through Train market share grew from 22.9% in 2003 to 25.4% in 2004.

     The last year also witnessed a substantial increase in ridership for Light Rail as a result of the rationalization and re-organisation to expand its role as a feeder for West Rail. Daily patronage averaged 360,000, an increase of 23.5% over the previous year.

     Transport revenue increased by 12.1% to HK$4,281 million, as compared with HK$3,819 million in 2003. Non-transport recurrent revenue, derived mainly from property rents, increased by 14.5% to HK$695 million from HK$607 million in 2003.

     However, net profit after tax was HK$429 million, a decrease of 68.9% compared with the net profit of HK$1,381 million in 2003. One of the main reasons was the sharp increase in depreciation and operating costs resulting from the full year operation of West Rail, and the opening of the Tsim Sha Tsui Extension and Ma On Shan Rail. The operating costs before depreciation grew 31.8% to $2,807 million while depreciation rose by 118.2% to HK$1,632 million.

     In 2004 the Government as the sole shareholder of KCRC received a dividend of HK$620 million for the year 2003, and will receive another HK$172 million for the year 2004.

     The Corporation moved ahead with the preparation to begin construction on the Kowloon Southern Link (KSL). The amendments to the railway scheme was gazetted in January 2005; tenders will be awarded in the middle of this year and construction will begin soon afterwards. As regards the Lok Ma Chau (LMC) Spur Line, the civil construction proceeded on schedule; the LMC Station was completed to the roof level and the installation of railway systems will be in full force this year.

     As for the possible merger of the Corporation with the MTR Corporation, a joint merger report was submitted to the Government last September. The Corporation is awaiting the decision from the Government on whether or not to proceed with the merger.

     In the next few years, the Corporation will continue to face the challenges of operating under keen competition from other road-based transportation and will face greater pressure on the profit. The focus of the coming year is to look at opportunities to further build up the patronage of our new lines.

     A major initiative in attracting more passengers to Ma On Shan Rail is to introduce a Monthly Pass Scheme for both East Rail and Ma On Shan Rail. The scheme will start on 1 April and last for six months, and the Monthly Pass will enable the passengers to take unlimited rides on both lines. The regular price of the Monthly Pass is $380. Those passengers who purchase in the first month and continue to purchase consecutively in ensuing months will enjoy a discounted price of $300. The Monthly Pass will be available for public sale on 25 March 2005.

     At the same time, the Corporation announced that East Rail’s Second Trip Discount Scheme and Light Rail’s enhanced bonus scheme, both being due to expire on 31 March 2005, will be extended for another two months to 31 May 2005 and thereafter will be discontinued.

     The East Rail’s Second Trip Discount Scheme offers a 20% fare discount to all Octopus card users who make a second trip on East Rail (excluding Racecourse and Lo Wu) within the same day.

     Light Rail’s enhanced bonus scheme offers passengers using personalised Octopus cards a rebate at $3.20 for every $30 they spend on Light Rail fares over a six-day period.

- End -

Consolidated Income Statement (HK$ million)
for the year ended 31 December 2004

	2004	2003
Turnover
- Transport	4,281	3,819
- Non-transport	695	607

	4,976	4,426
Less: Operating costs before depreciation	2,807	2,129

Operating profit before depreciation	2,169	2,297
Depreciation	1,632	748

Operating profit before net finance income / (expenses)	537	1,549
Net finance income / (expenses)	(41)	353

Profit after net finance income / (expenses)	496	1,902
Share of profit of associate	16	8

Profit before taxation	512	1,910
Income tax	(83)	(529)

Profit after taxation	429	1,381

Dividend attributable to the year:
Final dividend proposed after the balance sheet date	172	620

Consolidated Balance Sheet (HK$ million)
as at 31 December 2004

	2004	2003
ASSETS
Fixed assets	67,792	51,857
Projects under construction	8,453	16,001
Properties under development	1,892	1,448
Loan receivables	4,309	4,006
Investments	4,323	12,244
Other assets	1,132	971
Cash and cash equivalents	3,531	2,677

	91,432	89,204

LIABILITIES
Creditors, accruals and other liabilities	11,537	8,986
Interest-bearing borrowings	19,748	20,013

	31,285	28,999

NET ASSETS	60,147	60,205

CAPITAL AND RESERVES
Share capital	39,120	39,120
Reserves	6,784	6,651
Proposed dividend	172	620
Retained profits	14,071	13,814

	60,147	60,205

Key Statistics
for the year ended 31 December 2004

	2004	2003
East Rail including Tsim Sha Tsui
Extension and Ma On Shan Rail*
Total number of passengers (million)	292	278
Daily average number of passengers (thousand)	799	762
Light Rail
Total number of passengers (million)	132	106
Daily average number of passengers (thousand)	360	291
West Rail**
Total number of passengers (million)	48	1
Daily average number of passengers (thousand)	131	107

*	Tsim Sha Tsui Extension and Ma On Shan Rail commenced operation on 24 October 2004 and 21 December 2004 respectively.

**	West Rail commenced operation on 20 December 2003.

The financial information set out above does not constitute the Corporation’s statutory financial statements for the years ended 31 December 2004 or 2003 but is derived from those financial statements. The full report and statutory financial statements for the year ended 31 December 2004 will be available following their tabling in the Legislative Council.

Certain statements contained in this Press Release may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of Kowloon-Canton Railway Corporation to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2003 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Corporation’s other filings with the SEC.